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FOR IMMEDIATE RELEASE        NASDAQ: CRME       TSX: COM

CARDIOME REPORTS FINAL OXYPURINOL CLINICAL RESULTS

Vancouver, Canada, April 7, 2005 Cardiome Pharma Corp (Nasdaq: CRME) (TSX: COM) today announced the release of final results for the physician-sponsored “EXOTIC-EF” clinical study for oxypurinol in congestive heart failure (CHF) patients. The 20-patient study showed a statistically-significant improvement in left ventricle ejection fraction (LVEF), an important measure of cardiac function.

The EXOTIC-EF (Evaluation of Xanthine Oxidase Inhibition To Improve Left VEntricular Function) study involved intravenous dosing of 400 mg of oxypurinol on a one-time basis with measurement of left-ventricle ejection fraction (LVEF) the endpoint. The study was open-label with no placebo group. Oxypurinol administration showed an average absolute 3.5% increase (p=0.0008) in LVEF relative to pre-dosing in the 18 patients who met the prospectively-defined entry criteria. This represents a 19.2% average relative increase in ejection fraction. Prof. Dr. Thomas Münzel and Dr. Stephan Baldus conducted the study at the Eppendorf Clinic at the University of Hamburg. Interim results for this study were presented at a satellite symposium to the Heart Failure Society of America’s annual meeting in September 2004. Cardiome is currently conducting a phase 2 study (called OPT-CHF) testing the benefit of six months of daily dosing of oxypurinol (600 mg/day) on clinical outcomes of 400 heart failure patients. The last patient was enrolled in OPT-CHF in December of 2004. Results of the OPT-CHF study are expected to be released in the third quarter of 2005.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

Cardiome’s lead anti-arrhythmic product, RSD1235, is designed to be an acute-use, intravenous (IV) administration treatment for termination of atrial fibrillation (AF) and a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome reported Phase 3 results for IV RSD1235 in December 2004. Of the 237 patients with recent-onset atrial fibrillation (AF), 52% of those receiving an IV dose of RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p< .001). There were no documented cases of drug-related “Torsades de Pointes”. Controlled-release oral formulations of RSD1235 are currently being evaluated in Phase 1 clinical trials.

Cardiome’s lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. Oxypurinol is currently in a Phase 2 clinical trial that will evaluate the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF.

Cardiome is traded on the Toronto Stock Exchange (COM) and the Nasdaq National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.